CONSENT OF EXPERT

March 1, 2007

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, John Ajie, do hereby consent to the filing of the written disclosure of the technical report entitled “Preliminary Assessment and Economic Evaluation” dated June 13, 2006, for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report of Augusta Resource Corporation (the “Company”) dated March 1, 2007.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report and to the use of the name Washington Group International, Inc., in my capacity as Director of Engineering and Operations Support of Washington Group International, Inc.

By:	(Signed) John Ajie
John Ajie, BSc, MSc
Director of Engineering and Operations Support
Washington Group International, Inc.
Denver, Colorado